

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 3, 2016

<u>Via E-mail</u>
Mr. Jeffrey K. Waldvogel
Chief Financial Officer
KBS Legacy Partners Apartment REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

> **Re: KBS Legacy Partners Apartment REIT, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 9, 2015**
> **Response dated January 6, 2016**
> **File No. 000-54673**

Dear Mr. Waldvogel:

We have reviewed your response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2014</u>

<u>Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities</u>

1. We have considered your response to the comment in our letter dated December 21, 2015. Please revise your disclosure in future filings to include a discussion of the specific factors relied on to choose the value within the EVPS range.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities